AllianceBernstein L.P.

1345 Avenue of the Americas

New York, NY 10105

(212) 969-1000

November 18, 2013

VIA EDGAR

Ms. Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                 AllianceBernstein L.P.
Registration Statement on Form S-4; File No. 333-191155
Request for Acceleration

Dear Ms. Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AllianceBernstein L.P. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2013 (File No. 333-191155), as amended on October 23, 2013, and November 8, 2013 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on November 19, 2013, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381 with any questions you may have concerning this request.  In addition, please notify Mr. Demmo when this request for acceleration has been granted.

ALLIANCEBERNSTEIN L.P.

		By:	/s/ Laurence E. Cranch
		Name:	Laurence E. Cranch
		Title:	General Counsel, AllianceBernstein L.P.

cc:	Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz